Exhibit (j)(2)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 93 to Registration Statement No. 2-80543 on Form N-1A of our report dated January 19, 2018, relating to the financial statements and financial highlights of Treasury Portfolio, U.S. Government Portfolio, U.S Government Select Portfolio, Municipal Portfolio, and Prime Obligations Portfolio appearing in the Annual Reports on Form N-CSR for Northern Institutional Funds as of and for the year ended November 30, 2017, and to the reference to us under the heading “Financial Highlights” in the Prospectuses and on page 1 and under the headings “Counsel and Independent Registered Public Accounting Firm” and “Financial Statements” in the Statements of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Chicago, Illinois
September 14, 2018